SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

MINUTES OF THE 505th MEETING OF THE FISCAL COUNCIL OF COPEL, HELD ON SEPTEMBER 06, 2023. -----------------------------------------------------------------------------------

On September 06, 2023, the undersigned members of the Fiscal Council, registered this meeting of the Collegiate, with a vote by electronic means, to deliberate on the following matter: 1. Analysis and opinion on the proposal of the Company's management, referring to the increase of the Share Capital and the issuance of new common shares issued by the Company, as a result of the exercise of the option granted by the Company to Banco Itaú BBA S.A. to issue additional shares exclusively for the provision of services to stabilize the price of shares within the scope of the public offering of primary and secondary distribution of common shares, all registered, book-entry and without par value issued by the Company, free and clear of any encumbrances or encumbrances ("Supplementary Shares"), comprising the (i) primary distribution of common shares to be issued by the Company (“Primary Offering”); and (ii) secondary offering of Shares held and to be sold by the State of Paraná (“Secondary Offering”), to be carried out simultaneously in Brazil and abroad (“Offering”). On the subject, Mrs. Cassio Santana da Silva, Business Development Director, and Mr. Adriano Rudek de Moura, Financial and Investor Relations Director, presented information on the proposal of the Company's management to increase the Share Capital and issuance of new common shares issued by the Company, within the scope of the Offer, to be carried out within the authorized capital limit provided for in article 5, paragraph 1, of the Company's Bylaws. After analyzing the documentation made available and filed under the custody of the Corporate Governance Department, discussing the matter, and providing the necessary clarifications, the members of the Fiscal Council deliberated and gave a favorable opinion, by unanimous vote, without reservations, on the management proposal to increase of the Capital Sahre and the issuance of new common shares issued by the Company, within the scope of the Offer, to be carried out within the authorized capital limit provided for in article 5, paragraph 1, of the Company's Bylaws. Consigned that: (1) the increase in the Company's Share Capital, within the limit of its authorized capital, pursuant to article 5, paragraph 1, of the Company's Bylaws, will be in the amount of BRL 135,059,438.25 (one hundred and thirty-five million, fifty and nine thousand, four hundred and thirty-eight reais and twenty-five cents) through the issuance of 16,370,841 (sixteen million, three hundred and seventy thousand, eight hundred and forty-one) new common shares object of the Primary Offering, all registered, book-entry and with no par value, each with an issue price of BRL 8.25 (eight reais and twenty-five cents), with the Company's share capital rising to BRL12,696,559,500.00 (twelve billion, six hundred and ninety-six million, five hundred and fifty-nine thousand, five hundred reais) divided into 1,283,976,459 (one billion, two hundred and eighty-three million, nine hundred and seventy-six thousand, four hundred and fifty-nine) common shares and 1,682,463,291 (one billion, six hundred and eighty-two million, four hundred and sixty-three thousand, two hundred and ninety-one) preferred shares for R$ 12,831,618,938.25 (twelve billion, eight hundred and thirty-one million, six hundred and eighteen thousand, nine hundred and thirty-eight reais and twenty-five cents) divided into 1,300,347,300 (one billion, three hundred million, three hundred and forty-seven thousand, three hundred) common shares and 1,682,463,291 (one billion, six hundred and eighty-two million, four hundred and sixty-three one thousand, two hundred and ninety-one) preferred shares; (2) the Supplementary Shares subscribed within the scope of the Primary Offering must be paid in cash, upon subscription, in national currency; and (3) preemptive rights will not be granted for the subscription of Supplementary Shares, considering that the Offering was

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carried out with the exclusion of the preemptive rights of the Company's current shareholders in the subscription of Shares to be issued within the scope of the Primary Offering, pursuant to article 172, item I, of the Brazilian Corporate Law, and article 5, paragraph 10, of the Company's Bylaws, with the right of priority being granted to shareholders, for the subscription of up to all of the Shares issued by the Company in the scope of the Primary Offering and priority allocation to the Company's employees and retirees; and issued the Opinion transcribed below, intended for the Company's Shareholders: OPINION OF THE MEMBERS OF THE FISCAL COUNCIL ON THE PROPOSAL OF THE COMPANY'S MANAGEMENT, REGARDING THE INCREASE OF THE SHARE CAPITAL AND THE ISSUANCE OF NEW COMMON SHARES ISSUED BY THE COMPANY, AS A RESULT OF THE EXERCISE OF THE OPTION GRANTED BY THE COMPANY TO BANCO ITAÚ BBA S.A. OF ISSUING SHARES EXCLUSIVELY SUPPLEMENTARY FOR THE PROVISION OF SHARES PRICE STABILIZATION SERVICES TO BE CARRIED OUT IN THE PUBLIC OFFER OF PRIMARY AND SECONDARY DISTRIBUTION OF COMMON SHARES, ALL NOMINATIVE, BOOKLET AND WITHOUT PAR VALUE ISSUED BY THE COMPANY, FREE AND CLEARED OF ANY CHARGES OR LIENS ( “SUPPLEMENTARY SHARES”), INCLUDING THE DISTRIBUTION I) PRIMARY OF COMMON SHARES TO BE ISSUED BY THE COMPANY (“PRIMARY OFFERING”); AND II) SECONDARY OFFERING OF SHARES HELD AND TO BE DISPOSED BY THE STATE OF PARANÁ (“SECONDARY OFFERING”), TO BE CARRIED OUT SIMULTANEOUSLY IN BRAZIL AND ABROAD (“OFFERING”). The members of the Fiscal Council of Companhia Paranaense de Energia - Copel, undersigned, within their legal and statutory attributions and responsibilities, proceeded to examine the management proposal for the increase of the Share Capital and the issuance of new common shares issued by the Company, as a result of the exercise of the option granted by Copel to Banco Itaú BBA S.A. to issue additional shares exclusively for the provision of share price stabilization services within the scope of the Offer, to be carried out within the authorized capital limit provided for in article 5, paragraph 1 of the Company's Bylaws, to be approved by the Board of Directors at a meeting held on this date. The minutes were received and analyzed individually by the directors in advance of the meeting and previously discussed with Management. Based on the work carried out, the analyzes carried out, the follow-up of the discussions on the reasons and the clarifications provided by the Management, the Fiscal Council members record that they have a favorable opinion, without reservations, on the proposal to increase the Share Capital and the issuance of new common shares issued by the Company, within the scope of the Offer, to be carried out within the authorized capital limit provided for in article 5, paragraph 1, of the Company's Bylaws. Curitiba, September 6, 2023. (a) DEMETRIUS NICHELE MACEI (chairman of the Fiscal Council), HARRY FRANÇÓIA JÚNIOR, JOSÉ PAULO DA SILVA FILHO, JULIANA PICOLI AGATTE e OSMAR RIBEIRO DE ALMEIDA JÚNIOR. There being no further business to discuss, the Chairman closed the meeting. ---------------

(electronic signature) DEMETRIUS NICHELE MACEI (chairman of the Fiscal Council), HARRY FRANÇÓIA JÚNIOR, JOSÉ PAULO DA SILVA FILHO, JULIANA PICOLI AGATTE e OSMAR RIBEIRO DE ALMEIDA JÚNIOR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 6, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.